OptiNose, Inc.
1020 Stony Hill Road, Suite 300
Yardley, Pennsylvania 19067

November 9, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Dorrie Yale

Re:    OptiNose, Inc.
Registration Statement on Form S-3
Filed November 1, 2018
File No. 333-228122
Request for Acceleration of Effective Date

Ladies and Gentlemen:
Reference is made to the letter request of OptiNose, Inc. (the “Company”) for acceleration of effectiveness of the above-captioned Registration Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on November 9, 2018, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).
The undersigned hereby respectfully requests that the Commission withdraw the Acceleration Request and that it not declare the above-captioned Registration Statement effective until such time as the Company shall request pursuant to a new request.
Please direct any questions regarding this request to Steve Abrams of Hogan Lovells US LLP at (267) 675-4671.

OptiNose, Inc.

By:     /s/ Michael F. Marino
Name:     Michael F. Marino

Title:	Chief Legal Officer and Corporate Secretary